X- 17A-5

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FACING PAGE
Information Required of Brokers and Dealers



08031363

Pursuant to Section 17 of the Securities Exchange Act of 1934 and

Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1ST 2007 AND ENDING DEC. 31ST 2007

A. REGISTRANT IDENTIFICATION

8-66955

NAME OF BROKER-DEALER:

GOODBODY SECURITIES INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

405 PARK AVENUE

(No. and Street)

NEY YORK,   NEW YORK   10022 USA

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL CURTIN +353 1 6419261

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

KPMG

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

1 HARBORMASTER PLACE, IFSC,   DUBLIN1   IRELAND

(Address)   (City)   (State)   (Zip Code)

CHECK ONE: ☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent
public accountant must be supported by a statement of facts and circumstances relied on as

Goodbody Securities Incorporated
Statement of Financial Condition
December 31, 2007
(With Independent Auditors' Report Thereon)

Goodbody Securities Incorporated

TABLE OFCONTENTS



KPMG
Chartered Accountants
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

Independent Auditors' Report

Board of Directors
Goodbody Securities Incorporated

We have audited the accompanying Statement of Financial Condition of Goodbody Securities Incorporated (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this Statement of Financial Condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement of Financial Condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition referred to above present fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG

February 27th, 2008

STATEMENT OF FINANCIAL CONDITION
As at 31 December 2007

	2007 $
Assets	
Cash and cash equivalents	31,513,374
Failed to deliver account	73,128
Accounts receivable	1,464,028
Accrued Interest receivable	2,960
Deferred tax asset	20,671
	33,074,161
Property and equipment, net	1,260
	1,260
Total assets	33,075,421
Current Liabilities	
Failed to receive account	1,462,808
Income tax payable	38,178
Accrued interest payable	1,381
Accounts payable and other accrued expenses	98,780
Total current liabilities	1,601,147
Subordinated loan	200,000
Total liabilities	1,801,147
Commitments	
Stockholders' equity	
Common stock, part value $0.01. Authorized 3,000 shares	
issued and outstanding 1 share at $0.01 per share	
Additional paid in capital	31,250,000
Retained earnings	24,274
Total stockholders' equity	31,274,274
Total liabilities and stockholders' equity	33,075,421

The accompanying notes are an integral part of the Statement of Financial Condition.

Notes to Statement of Financial Condition December 31, 2007

1. **General Information and Summary of Significant Accounting Policies**

   (a) **The Company**

   Goodbody Securities Incorporated (the "Company") was incorporated on 4th March, 2005 and is headquartered in New York. The Company acts as an intermediary broker-dealer in transactions between an affiliate Goodbody Stockbrokers and their US Counterparties. On 24th January, 2006 the National Association of Securities Dealers Inc. (NASD) approved the application of Goodbodys Securities Incorporated for membership of the NASD and as such the Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934.

   (b) **Basis of Preparation**

   This Statement of Financial Condition was prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates

   (b) **Accounts Receivable**

   Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company does not have any off-balance sheet credit exposure related to its customers. The Company analyzes its need for an allowance for doubtful accounts and has determined that an allowance for doubtful accounts is not necessary at December 31, 2007.

   (c) **Property and Equipment**

   Property and equipment is recorded at cost. Depreciation and amortorization are computed using the straight-line method over the assets' estimated useful lives as follows:

Fixtures and Fittings	10 years
Software	3 years

   When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

   (d) **Income Taxes**

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (e) **Foreign Currencies**

   The Statement of Financial Condition is expressed in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates prevailing at the end of the year. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using historical exchange rates.

2.   **Property and Equipment**

Property and Equipment consist of the following at December 31, 2007:

	2007
Furniture and Equipment	$ 2,359
Less accumulated depreciation and amortization	$(1,099)
	$ 1,260

3.   **Income Taxes**

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2007 are presented below:

Deferred tax assets:	2007
Start-up & organizational costs, immediately deductible for financial reporting purposes and amortizable for tax purposes over 15 years	$20,776
Total gross deferred tax assets	$20,776
Deferred tax liabilities:	
Depreciable equipment	($105)
Total gross deferred tax liabilities	($105)
Net deferred tax assets	$20,671

A valuation allowance for deferred tax assets was not considered necessary at December 31, 2007. Management believes it is more likely than not that the Company will fully realize the total deferred income tax assets as of December 31, 2007, based upon its expected future levels of taxable income.

4.   **Cash and cash equivalents**

Cash and cash equivalents aggregating $31,513,374 consist of cash of $1,942,404, money market deposit of $8,000,538 and US Treasury Bills of $21,570,432. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents

5.   **Accounts Receivable**

	2007
Stock due re Failed trade	$ 1,462,808
Funds Accepted AIB New York	$ 1,220
Total Accounts receivable	$ 1,464,028

6.   **Failed to deliver Account**

	2007
Cash due re Failed trades	$ 73,128
Total Failed to deliver Account	$ 73,128



7.   Failed to Receive Account

	2007
Cash due re Failed trade	$ 1,462,808
Total Failed to receive	**$ 1,462,808**

8.   Accounts Payable

	2007
Cash due re Failed trade – Putnam	$ 73,128
Audit Fee payable KPMG	$ 17,812
Intercompany Goodbodys	$ 7,840
Total Accounts Payable	**$ 98,780**

9.   Subordinated Loan

As of December 31, 2007, the Company had borrowings of $200,000 from an affiliate (AIB Corporate Banking Ireland) pursuant to a written subordination agreement entered into on 29th March, 2007. The total loan facility approved is for $1m. The subordination agreement is subject to the rules and regulations of the SEC and as such is available in computing net capital under the SEC's Uniform Net Capital rule. The loan is interest bearing at a rate of 5.92% per annum and matures on 31st May, 2010. Total interest expense, related to the loan, for the year ended December 31, 2007 was $5,427 as reflected in the statement of income. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

10.   Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $31,288,152 which was $31,038,152 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 at December 31, 2007.

11.   Related party transactions

Corporate overhead expenses are allocated to the Company by AIB based on direct usage, headcount or volume depending on the source of the expense. There is a subordinated loan in place with AIB Corporate Banking for $200,000.

12.   Commitments and Contingencies

There were no commitments and contingencies at the year end.

13.   Concentrations of credit risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf on investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

14.   Leases

The Company has no leases at the year end.

